VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

May 3, 2024

Re:	Request for Selective Review

Brighthouse Life Insurance Company

Brighthouse Shield Level Pay Plus® II Annuity and Brighthouse Shield Level Pay Plus® II Advisory Annuity (File No. 333-276763)

To the Commission:

On January 30, 2024, Brighthouse Life Insurance Company (the “Company”) filed an initial registration statement on Form S-3 (File No. 333-276763) for certain individual single premium deferred index-linked separate account annuity contracts referred to as the Brighthouse Shield Level Pay Plus® II Annuity and Brighthouse Shield Level Pay Plus® II Advisory Annuity (together, the “SLPP II Annuities,” and the registration statement on Form S-3, the “SLPP II Annuities Registration Statement”). The SLPP II Annuities are part of a series of “Generation II” Shield contracts that incorporate a new method of valuation necessitated by certain recent state insurance regulatory changes.

The Company is in the process of filing registration statements for the Generation II Shield contracts. The Company filed the first such registration statement on Form S-3 on January 19, 2024. The registration statement (File No. 333-276599) relates to the Brighthouse Shield® Level II 6-Year Annuity (the “Shield II 6-Year Annuity,” and the registration statement on Form S-3, the “Shield II 6-Year Registration Statement”). The Staff reviewed and provided comments on the prospectus included in the Shield II 6-Year Registration Statement. The Company responded to the Staff’s comments on April 24, 2024 in an EDGAR correspondence filing that included a revised prospectus reflecting the Staff’s comments (the “Revised Shield II 6-Year Annuity Prospectus”).

The Company has now revised the prospectuses included in the SLPP II Annuities Registration Statement to reflect those same comments, where applicable (the “Revised SLPP II Prospectuses”). The revised prospectuses are included herewith. The Company requests selective review of the Revised SLPP II Prospectuses because virtually all of the disclosure in the prospectus has been reviewed by the Staff in one context or another as described below.

•

The basic “framework” of the Revised SLPP II Prospectuses is substantively similar to the prospectuses included in the current registration statement for the first generation of the Shield Level Pay Plus Annuity and Shield Level Pay Plus Advisory Annuity, the Brighthouse Shield Level Pay Plus® Annuity

and Brighthouse Shield Level Pay Plus® Advisory Annuity (together, the “SLPP Annuities”) (File No. 333-262390), previously reviewed by the Staff and declared effective on August 4, 2022.

•

Certain disclosure in the Revised SLPP II Prospectuses is substantively similar to disclosure that was at one time included in supplements to the prospectuses for the SLPP Annuities. This disclosure relates primarily to the following information:

○	Step Rate Edge rate crediting type

○	Expanded term length options

○	Nasdaq-100 Index®

○	Annuity Service Office contact information change

○	Information regarding the SECURE 2.0 Act of 2022

•	Remaining disclosure in the Revised SLPP II Prospectuses is substantively similar to disclosure in the Revised Shield II 6-Year Annuity Prospectus relating to new Contract features:

○	New Interim Value calculation method

○	Addition of Holding Account

○	Uncapped Cap Rate

In this regard, the Company represents that it will make additional disclosure changes to the Revised SLPP II Prospectuses, where applicable, relating to any additional comments provided to the Company by the Staff in connection with its continued review of the Revised Shield II 6-Year Annuity Prospectus.

Accordingly, because the Revised SLPP II Prospectuses will provide only very limited new material for review by the Staff, the Company requests that it be accorded selective review by the Staff. In this connection, the Company represents that if the Revised SLPP II Prospectuses were included in a post-effective amendment eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would file the amendment pursuant to Rule 485(b) because it does not include any material disclosure that has not already been reviewed by the Staff.

If you have any questions or comments regarding this request for selective review, please call Tom Conner of Carlton Fields at (202) 965-8139.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY

By: /s/ Michele H. Abate

Name: Michele H. Abate

Title:  Vice President and Associate General Counsel